12014915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 29 2012 WASH., D.C. 196

SEC FILE NUMBER
8- 51163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercury Equity Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Lexington Avenue, Suite 2020
(No. and Street)

New York (City) New York (State) 10168 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey W. Meshel, President (212) 661-0858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Tarlow & Co., CPA, PC DBA Tarlow & Co., CPA's
(Name – if individual, state last, first, middle name)

7 Penn Plaza, Suite 210 (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey W. Meshel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Equity Group, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Alicia Wlodinguer

ALICIA WLODINGUER
Notary Public, State of New York
No. 01WL6096220
Qualified in Queens County
Commission Expires July 28, 20 15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Member of
Mercury Equity Group, LLC
New York, New York

We have audited the accompanying statement of financial condition of Mercury Equity Group, LLC as of December 31, 2011, and the related statements of income, changes in member's capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercury Equity Group, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on Page 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
February 24, 2012

MERCURY EQUITY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalent	$ 102,618	
Other assets	7,174	
Total assets		$ 109,792

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 32,158
Member's capital	
Member's capital	77,634
Total liabilities and member's capital	$ 109,792

 The accompanying notes are an integral part of these financial statements.

MERCURY EQUITY GROUP, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

Revenue:		
Investment banking income	$ 95,660	
Fee and other income	29,296	
Interest income	1,164	
Total revenue		$ 126,120
Expenses:		
Broker commissions	20,000	
Professional fees	70,898	
Registration costs	9,664	
Rent expense	31,200	
Office expenses	15,201	
Total expenses		146,963
(Loss) before provision for income taxes		(20,843)
Provision for income taxes		-
Net (loss)		$ (20,843)

 The accompanying notes are an integral part of these financial statements.

MERCURY EQUITY GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

YEAR ENDED DECEMBER 31, 2011

Balance - January 1, 2011	$ 98,477	
Net (loss)	(20,843)	
Balance - December 31, 2011		$ 77,634

 The accompanying notes are an integral part of these financial statements.

MERCURY EQUITY GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities				
Net (loss)	$	(20,843)		
Adjustments to reconcile net (loss) to net cash used by operating activities:				
Changes in assets and liabiities:				
Increase in other assets		(5,007)		
Increase in accounts payable and accrued expenses		5,164		
Net cash (used by) operating activities			$	(20,686)
Net (decrease) in cash				(20,686)
Cash and cash equivalents at beginning of year				123,304
Cash and cash equivalents at end of year			$	102,618
Supplemental disclosure of cash flow information				
Cash paid for income taxes			$	-
Cash paid for interest			$	-

 The accompanying notes are an integral part of these financial statements.

MERCURY EQUITY GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 - NATURE OF BUSINESS

Mercury Equity Group, LLC (the Company) was formed as a limited liability company under the laws of New York State on September 3, 1998.

The Company is a registered broker-dealer under the Security Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the successor to National Association of Security Dealers, Inc. ("NASD").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) **Cash and cash equivalents**

The Company considers cash on hand, deposits in bank and money market accounts as cash and cash equivalents.

b) **Revenue recognition**

Investment banking income includes gains, losses and fees, net of syndicate expenses, arising from private placements in which the Company acts as an underwriter or agent.

c) **Income taxes**

The Company is a single-member limited liability company and therefore no provision for federal and state income taxes is required since the member reports the Company's taxable income or loss on his income tax returns.

The Member's federal and state income tax returns for the years after 2008 remain subject to examination by the taxing authorities.

d) **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies, if any, at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from these estimates.

e) **Concentrations and credit risks**

The Company maintains cash balances at Signature Bank. The bank as a participant in the FDIC Transaction Account Guarantee Program, provides all non-interest bearing accounts of the Company with full coverage by FDIC insurance through December 31, 2012 for the entire amount in the account. The Company did not incur any losses in these accounts.

MERCURY EQUITY GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 3 - **OPEN TRANSACTIONS**

As of December 31, 2011, the Company did not have any open transactions with respect to its activities as a securities broker dealer.

NOTE 4 - **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2011, the Company had a net capital and a minimum net capital requirement, as reflected on the accompanying supplementary schedule of computation of net capital of $70,460 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital is 0.46 to 1 at December 31, 2011.

NOTE 5 - **COMMITMENT**

The Company is leasing space from an entity related through common ownership on a month to month basis. Rent expense was $31,200 for the year ended December 31, 2011. At December 31, 2011, $21,400 is due to this entity and included in accounts payable and accrued expenses.

SUPPLEMENTARY INFORMATION

MERCURY EQUITY GROUP, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

Computation of Net Capital		
Total member's capital	$	77,634
Nonallowable assets:		
Other assets		7,174
Net capital	$	70,460
Computation of net capital requirements:		
Aggregate indebtedness - accrued expenses	$	32,158
Minimum capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Capital in excess of minimum requirements	$	65,460
Ratio of aggregate indebtedness to net capital		0.46 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011)		
Net Capital, as reported in Company's Part II (unaudited) Focus Report	$	69,085
Net audit adjustments		1,375
Net capital per above	$	70,460

SUPPLEMENTAL REPORTS

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member of
Mercury Equity Group, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Mercury Equity Group, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 24, 2012